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Annual Statement of Compliance
Re: Assessment of compliance for services provided pursuant to the Servicing Agreement dated as of March 9, 2007
(the "Agreement"), among PNC Bank, NA as servicer (the "Servicer"), Home Equity Mortgage Trust 2007-1 (the
"Issuer"), and U.S. Bank National Association as indenture trustee (the "Indenture Trustee").
The undersigned hereby certifies that:
1. I, Neal J. Heiss, am an authorized officer of the Servicer
A review of Servicer's activities, during the period from March 9, 2007, to December 31, 2007 (the
"Reporting Period"), has been made under my supervision.
3.
To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.
Date: March 7, 2008

/s/ Neal J. Heiss
Neal J. Heiss
Senior Vice President
General Manager, Consumer & Business Loan Operations